Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-177984)

Santiago, January 12, 2012

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
By Messenger

Re:  Disclosure of Material Event

Dear Commissioner:

As provided in Article 9, in the second subparagraph of Article 10 of Securities Market Law and in General Rule #30, under due authorization granted at the Board Meeting held January 12, 2012, I hereby DISCLOSE the following material event of LAN Airlines S.A. (“LAN”), Securities Registration #306:

1.              As reported to investors and to the market at large upon the merger of LAN and TAM S.A. (“TAM”), once the merger is perfected, it should create annually synergies for approximately US$400 million.  Overall, those synergies will come in equal proportions from an alignment of the passenger networks, a growth in the coverage of cargo operations (internationally and in Brazil) and cost reductions.  Approximately one-third of the synergies should be achieved during the first year after the process is closed and all by the end of the third year.

2.              Because of the decision by the Antitrust Court on September 21, 2001, which approved the merger of both companies subject to fulfillment of certain conditions, investors and the market were later informed that the impact on minor synergies given those mitigative measures would be no more than US$10 million annually.  The previously announced figure of US$400 million annually would be reduced by that amount.

3.              According to evaluations made in the last 10 weeks together with McKinsey & Company and Bain & Company, consultants, the combined synergies after consummation of the merger of LAN and TAM have been estimated to increase the operating income of the new company, LATAM Airlines Group S.A. (“LATAM”), over time by US$600 million to US$700 million, before depreciation and taxes, by the fourth year after the merger is complete.  This new estimation is a reflection of the revision and adjustment of combined cost savings and of income–generating opportunities resulting from the merger between LAN and TAM.  It includes the benefits of transferring the best practices identified in certain areas.   From US$170 million to US$200 million of the total of this new estimation of synergies are expected to be attained during the first year after the merger is complete.

4.              It is predicted that 40% of the potential synergies in this new estimation of the synergies from the merger of LAN and TAM would also come from an increase in passenger income, 20% from an increase in cargo income, and the remaining 40% from cost-savings synergies.

5.              A press release and investor release sent by LAN according to the Manual on Handling Information of Interest of LAN is attached, which was sent simultaneous to this disclosure.  It describes how the aforesaid potential synergies will be created and segmented.  This information is provided subject to the legends and cautions contained in that release, which are an essential part of the same.

Very sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
Lan Airlines S.A.

Contact for LAN Airlines S.A. Tel: +56 2 565 8785 investor.relations@lan.com	Contact for TAM S.A. Tel: +55 11 5582 9715 invest@tam.com.br

LAN AND TAM ANNOUNCE NEW SYNERGY ESTIMATE FOR LATAM AIRLINES GROUP

January 12, 2012– LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”) today announced a revised estimate of the synergies expected to be achieved through the merger of the two airlines to create LATAM Airlines Group S.A. (“LATAM Group”). LAN and TAM estimate that the combined synergies arising from the proposed combination could increase LATAM Group’s annual operating income over time by between US$600 million and US$700 million, before depreciation and taxes, beginning four years after completion of the transaction. This represents a 50% to 75% increase over the initial synergy estimate of US$400 million per year, which the companies announced in August 2010.

The new estimate, which is based on work performed by the companies together with consultants McKinsey & Company and Bain & Company over the past ten weeks, reflects further revisions and updates of the expected combined cost savings and revenue generating opportunities arising from the proposed combination and includes best practice sharing benefits that have been identified in certain areas. Of the total expected annual pre-tax synergies, between US$170 million and US$200 million may be achieved within the first year after completion of the transaction.

Approximately 40% of the total potential synergies will be generated from increased revenues from the passenger business, 20% will be generated from increased revenues from the cargo business and the remaining 40% of the potential synergies will be generated by cost savings. Beginning four years after the completion of the proposed combination, the breakdown of expected annual pre-tax synergies is estimated to be as follows:

•	between US$225 million and US$260 million is expected to derive from increased revenues resulting from the combination of LAN’s and TAM’s passenger networks and the addition of new flights;

•	between US$120 million and US$125 million is expected to derive from increased revenues attributable to new services and best practice sharing in the cargo business;

•	between $15 million and US$25 million is expected to derive from the consolidation of, and best practice sharing in, the frequent flyer programs of both companies;

•
between US$100 million and US$135 million is expected to derive from cost savings relating to the coordination of airport and procurement activities which should allow LATAM Group to leverage economies of scope and scale;

•
between US$20 million and US$25 million is expected to derive from cost savings resulting from the coordination and improved efficiency of maintenance operations which should allow LATAM Group to leverage economies of scale; and

•
between US$120 million and US$130 million is expected to derive from cost savings resulting from the convergence of LAN’s and TAM’s information technology systems, the increased efficiency of combined sales and distribution processes, and the increased efficiency in corporate overhead costs.

The estimated revenues and cost savings expected to result from the synergies and best practice sharing described above do not include any implementation costs. LAN and TAM expect that the one-time merger costs, including banking, consulting and legal advisory fees, to be incurred during 2012 and the investments required over the term of the synergy capture period to achieve the above-mentioned synergies will be between US$170 million and US$200 million in the aggregate. Finally, LAN and TAM expect reduced investments from avoided engine and spare part purchases of approximately US$150 million, which are expected to occur over the synergy capture period.

Below please find a further breakdown of the total expected annual pre-tax synergies:

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 100 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean, Ecuadorian and Colombian domestic markets. Currently, LAN Airlines and its affiliates operate 135 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment. LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.comor www.oneworldalliance.com

About TAM

TAM Airlines (www.tamairlines.com) operates direct flights to 43 destinations in Brazil and 19 cities in Latin America, the United States and Europe. Through agreements with companies in Brazil and abroad, TAM's network encompasses 92 airports in Brazil and a further 92 international destinations, including in Asia. The company was founded in 1976 with the promise to its passengers to offer a high quality service at competitive prices. TAM has established itself as Brazil’s leading airline, with a domestic market share of 40,2% in November 2011. TAM is also the country's leading carrier among Brazilian airlines that operate international routes, with an 88,5% market share in November 2011. With the largest passenger aircraft fleet in Brazil (156 planes), TAM offers customer service manifested by its ‘Spirit to Serve’ initiative that seeks to make air travel more accessible to the general public. TAM was the first Brazilian airline to offer a loyalty program; TAM Fidelidade, which today has 8.9 million members, has already issued more than 18 million tickets in exchange for points and is part of the Multiplus network. Since May 2010, TAM has been a full member of the Star Alliance – the world's largest airline alliance – with its network of over 1,290 destinations across 189 countries.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, including with respect to the negotiation, implementation, effects, and estimated synergies of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement and prospectus that has been filed with the SEC by LAN and Holdco II S.A. (“Holdco II”), a new entity that was formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and Holdco II have filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.